SEANERGY MARITIME CORP
1 — 3 Patriarchou Grigoriou
16674 Glyfada
Athens, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 18, 2008

To the Shareholders of Seanergy Maritime Corp.:

The 2008 Annual Meeting of Shareholders (the “Annual Meeting”) of Seanergy Maritime Corp., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “Seanergy”), will be held at the Company’s executive offices at 1-3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece at 5:30 p.m., local time, on Thursday, December 18, 2008 for the following purposes:

1. To elect three directors of the Company, designated as Class A, to serve until the 2010 annual meeting of shareholders, to elect two directors of the Company, designated as Class B, to serve until the 2011 annual meeting of shareholders and to elect two directors of the Company, designated as Class C, to serve until the 2012 annual meeting of shareholders.

2. To consider and vote upon a proposal to ratify the appointment of KPMG Certified Auditors A.E. as our independent registered public accounting firm for the fiscal year ending December 31, 2008; and

3. To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Our board of directors has fixed the close of business on November 20, 2008 as the record date for determining those shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

Whether or not you expect to be present, please sign, date and return the enclosed proxy card in the pre-addressed envelope provided for that purpose as promptly as possible. No postage is required if mailed in the United States.

By Order of the Board of Directors,

Ioannis Tsigkounakis,
Secretary

Athens, Greece
November 26, 2008

All shareholders are invited to attend the Annual Meeting in person. Those shareholders who are unable to attend are respectfully urged to execute and return the enclosed proxy card as promptly as possible. Shareholders who execute a proxy card may nevertheless attend the Annual Meeting, revoke their proxy and vote their shares in person. “Street name” shareholders who wish to vote their shares in person will need to obtain a proxy from the person in whose name their shares are registered.

SEANERGY MARITIME CORP.

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 18, 2008

PROXY STATEMENT
TIME, DATE AND PLACE OF ANNUAL MEETING
INFORMATION CONCERNING PROXY
PURPOSES OF THE ANNUAL MEETING
OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS
PROPOSAL ONE -- ELECTION OF DIRECTORS
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE NOMINEES FOR ELECTION AS DIRECTORS
DIRECTORS CONTINUING IN OFFICE
MANAGEMENT
CORPORATE GOVERNANCE
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PROPOSAL TWO -- PROPOSAL TO RATIFY THE SELECTION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL. HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS
OTHER BUSINESS

PROXY STATEMENT

TIME, DATE AND PLACE OF ANNUAL MEETING

This proxy statement is furnished in connection with the solicitation by the board of directors of Seanergy Maritime Corp., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “Seanergy”), of proxies from the holders of our common stock, par value $0.0001 per share, for use at our Annual Meeting of Shareholders (the “Annual Meeting”) to be held at the Company’s executive offices at 1 — 3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece at 5:30 p.m., local time, on Thursday, December 18, 2008, and at any adjournments or postponements thereof pursuant to the enclosed Notice of Annual Meeting.

The approximate date this Proxy Statement and the enclosed form of proxy are first being sent to shareholders is November 25, 2008. Shareholders should review the information provided herein in conjunction with our Annual Report to Shareholders, which accompanies this Proxy Statement. Our principal executive offices are located at 1 — 3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece, and our telephone number is +30 210 963 8461.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of our board of directors. The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; however, no such revocation will be effective until written notice of the revocation is received by us at or prior to the Annual Meeting.

The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Annual Meeting and the enclosed proxy is to be borne by us. In addition to the use of mail, our officers may solicit proxies by telephone or fax, without receiving any additional compensation for their services. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy material to the beneficial owners of our common stock and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so.

PURPOSES OF THE ANNUAL MEETING

At the Annual Meeting, our shareholders will consider and vote upon the following matters:

1. To elect three directors of the Company, designated as Class A, to serve until the 2010 annual meeting of shareholders, to elect two directors of the Company, designated as Class B, to serve until the 2011 annual meeting of shareholders and to elect two directors of the Company, designated as Class C, to serve until the 2012 annual meeting of shareholders.

2. To consider and vote upon a proposal to ratify the appointment of KPMG Certified Auditors A.E. as our independent registered public accounting firm for the fiscal year ending December 31, 2008; and

3. To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Unless contrary instructions are indicated on the enclosed proxy, all shares of common stock represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted (a) for the election of the nominee for the directors named below and (b) in favor of all other proposals described in the Notice of Annual Meeting. In the event a shareholder specifies a different choice by means of the enclosed proxy, the shareholder’s shares will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Our board of directors has set the close of business on November 20, 2008 as the record date for determining which of our shareholders are entitled to notice of and to vote at the Annual Meeting. As of the record date, there were approximately 22,361,227 shares of common stock that are entitled to be voted at the Annual Meeting. Each share of common stock is entitled to one vote on each matter submitted to shareholders for approval at the Annual Meeting.

The attendance, in person or by proxy, of the holders of a majority of the issued and outstanding shares of our common stock entitled to vote at the Annual Meeting, present in person or represented by proxy is necessary to constitute a quorum. Directors will be elected by a plurality of the votes cast by the shares of common stock represented in person or by proxy at the Annual Meeting. The vote of the holders of a majority of the shares of common stock eligible to vote at the Annual Meeting will be required for approval of the other proposals covered by this Proxy Statement. If less than a majority of the issued and outstanding shares entitled to vote is represented at the Annual Meeting, a majority of the shares so represented or present may adjourn the Annual Meeting from time to time, without notice other than announcement at the meeting until a quorum is represented or present.

Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of shares of common stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Annual Meeting and will be counted as votes cast at the Annual Meeting, but will not be counted as votes cast for or against any given matter.

A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to the election of directors and certain other matters addressed at the Annual Meeting. Any such shares that are not represented at the Annual Meeting either in person or by proxy will not be counted in the vote on any matters addressed at the Annual Meeting.

PROPOSAL ONE — ELECTION OF DIRECTORS

Our board of directors currently consists of six directors and is divided into three classes, Class A, Class B and Class C, with only one class of directors being elected in each year, beginning at the third annual meeting of shareholders. The term of office of the Class A directors, consisting of Mr. Elias M. Culucundis, will expire at our third annual meeting of shareholders, which is expected to be held in 2010. The term of office of the Class B directors, consisting of Messrs. Dale Ploughman, Alexios Komninos and Ioannis Tsigkounakis, will expire at the fourth annual meeting of shareholders, which is expected to be held in 2011. The term of office of the Class C directors, consisting of Messrs. Georgios Koutsolioutsos and Kostas Koutsoubelis, will expire at the fifth annual meeting of shareholders, which is expected to be held in 2012.

Our amended and restated by-laws provide that our board shall consist of no less than one and no more than 13 members, as may be fixed by the board. In November 2008, our board of directors increased the size of our board to 13 members, as contemplated by the Voting Agreement (as hereinafter defined), as described in the Section entitled “Certain Relationships and Related Transactions — Voting Agreement.” Accordingly, at

the Annual Meeting, seven directors will be elected by the shareholders to fill the seven vacancies created by the increase in the size of the board, to serve in the classes set forth beside their respective names.

The accompanying form of proxy, when properly executed and returned to the Company, will be voted FOR the election as directors of the persons named below, unless the proxy contains contrary instructions. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. Management has no reason to believe that the nominees are unable or unwilling to serve if elected. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the proxy will be voted for the election of such person as shall be designated by the board of directors. The identity and a brief biography of each nominee for director is set forth below.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE
NOMINEES FOR ELECTION AS DIRECTORS

Nominees for Election

				Term
Name	Age	Position with the Company	Class	Expires

Christina Anagnostara	38	Chief Financial Officer and Director	B	2011
Kyriakos Dermatis	61	Director	C	2012
Dimitrios N. Panagiotopoulos	47	Director	A	2010
Alexander Papageorgiou	35	Director	C	2012
Lambros Papakonstantinou	43	Director	A	2010
George Taniskidis	47	Director	A	2010
George Tsimpis	62	Director	B	2011

Christina Anagnostara (Class B) has served as our chief financial officer since November 17, 2008. Prior to joining Seanergy, she served as the chief financial officer and a board member for Global Oceanic Carriers Ltd, a dry bulk shipping company listed on AIM of the London Stock Exchange, since February 2007. Between 1999 and 2006, she was a senior manager at EFG Audit & Consulting Services, the auditors of the Geneva-based EFG Group, an international banking group specializing in global private banking and asset management. Prior to EFG Group, she worked from 1998 to 1999 in the internal audit group of Eurobank EFG, a bank with a leading position in Greece; and between 1995 and 1998 as a senior auditor in Ernst & Young, the international auditing firm. Ms. Anagnostara studied Economics in Athens and has been a Certified Chartered Accountant since 2002.

Kyriakos G. Dermatis (Class C) has extensive experience in brokering and negotiating the sale and acquisition of commercial vessels, chartering, ship management and operations. He is the founder and President of Intermodal Shipbrokers Co, a shipbrokering company involved in ship sale and purchase, new building contracting and special project activities. Mr. Dermatis began his career in October 1965 as a deck apprentice on seagoing tankers vessels. He quickly climbed up to Chief mate with various shipping companies and ships until 1975 when he moved on shore and continued his career as a shipbroker with Thenamaris SA in July 1976. Later he joined “Balkanfracht Hamburg” as a shipbroker for approximately a year. He returned to Greece in October 1978 and joined “Balkanfracht Piraeus” as Senior Dry Cargo Broker. In 1979, he moved to “A.Bacolitsas S.A.” — a shipowning company, operating a fleet of 18 ships of several types and sizes, as chartering manager and was soon promoted to General Manager of the subject company where he stayed until April 1983. From April 1983 until September 1983, he was chartering Director in Greece for European Navigation Fleet. In January 1985, he established “Intermodal Shipmanagement Inc”, a company specialized in sale and purchase of ships, tanker chartering, management of small tankers and other more specialized projects. Under his management, the company became one of the leading shipbrokers with offices in Greece and in 1992 the company was renamed “Intermodal Shipbrokers Co”. In 2003, Mr. Dermatis moved the company’s headquarters in North Athens and in 2005 he established a branch office in Shanghai, China in order to support the constantly rising new building activity. Since 2004, Intermodal has negotiated contracts for more than 120 ships in China and 6 Prototype RoRo-tankers in Romania for major Greek, as well as UAE,

Argentinean, Malaysian and Italian, shipowners. Kyriakos Dermatis remains an active board member of The Hellenic Shipbrokers Association, a member of the Mediterranean committee of China Classification Society, a member of Shell Marine panel as one of the few external professional advisors to Shell for the past 20 years, and a member of Marine Club. Mr. Kyriakos Dermatis graduated from the University of Piraeus in March, 1973 by obtaining a BSC in Economics and he attended the London School of Foreign Trade based in London from 1974-1975 where he obtained a diploma in Shipping Business. Then he completed the Post Graduate Diploma in Port & Shipping Administration in 1976 from the University of Wales with recommendation. In 1984, he received an MSC in maritime studies from Cardiff University. He is fluent in English and has basic knowledge of two other languages.

Dimitrios Panagiotopoulos (Class A) is the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he worked as chief accountant in Ionia Management, a Greek shipping company. He also serves as a director of FreeSeas Inc., a publicly traded shipping company. He holds a degree in economics from Athens University and an MSC in Shipping, Trade and Finance from City University of London. He served his obligatory military duty as an officer of the Greek Special Forces and today is a captain of the reserves of the Hellenic Army.

Alexander Papageorgiou (Class C) has been the chief executive officer of Assos Capital Limited since the establishment of the company in May 2006. Between March 2005 and May 2006, he was the chief financial officer of Golden Energy Marine Corp., an international shipping company transporting a variety of crude oil and petroleum products based in Athens, Greece. From March 2004 to March 2005, Mr. Papageorgiou served as a director in the equities group in the London office of Citigroup Global Markets Inc. where he was responsible for the management and development of Citigroup’s Portfolio Products business in the Nordic region. From March 2001 to March 2004, Mr. Papageorgiou served as a vice president in the equities group in the London office of Morgan Stanley & Co., where he was responsible for Portfolio Products sales and sales-trading coverage for the Nordic region and the Dutch institutional client base. From April 1997 to March 2001, he was an associate at J.P. Morgan Securities Ltd. in the Fixed Income and Investment Banking divisions. Mr. Papageorgiou holds an MSC in Shipping, Trade and Finance from City University Business School in London, Great Britain and a BA (Hons) in Business Economics from Vrije Universiteit in Brussels, Belgium.

Lambros Papakonstantinou (Class A) is the chairman and chief executive officer of National P&K Securities SA, a securities brokerage firm that provides sales, trading and brokerage services, where he has served since 2006. From 1996 to 2006, he served as the chairman and chief executive officer of P&K Securities. From 1995-1996, Mr. Papakonstantinou served as director in ABN Amro Investment Banking international financial institution. From 1992 to 1995, Mr. Papakonstantinou served as a Director, Corporate Finance at Barclays Bank plc. Mr. Papakonstantinou is also a member of the board of directors of Finansinvest (Turkey), a securities brokerage, corporate finance and investment banking firm and ETEBA Romania (Romania), an affiliate of the National Bank of Greece. Mr. Papakonstantinou holds an MSC in Chemical Engineering from National Technical University of Athens and an MBA from INSEAD.

George Taniskidis (Class A) is the chairman and managing director of Millennium Bank, a position he has held since 2002. Mr. Taniskidis is a member of the board of directors of Euroseas Limited, where he has served since 2005. He is also a member of the board of directors of Millennium Bank, Turkey and a member of the executive committee of the Hellenic Banks Association. From 2003 until 2005, he was a member of the board of directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank’s credit strategy and network. Mr. Taniskidis studied law at the National University of Athens and at the University of Pennsylvania Law School, where he received an LL.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked from 1986 until 1989 and was also a member of the New York State Bar Association. He is a member of the Young Presidents Organization.

George Tsimpis (Class B) served as shipping advisor at BNP Paribas, Greece from 2006 through 2007, upon retiring as Head of the Greek Shipping Desk from BNP Paribas in 2006, a position he had held since 1992. From 1986 to 1992, Mr. Tsimpis served as chief financial officer of Pirelli Tyres. From 1978 to 1986, Mr. Tsimpis was Delegate Manager and Treasurer at Bank of America, Greece. Mr. Tsimpis joined Citibank, Greece in 1971, where he served as chief trader from 1974 to 1978. Mr. Tsimpis holds a Bachelor of Arts Degree in Economics from the University of Piraeus.

DIRECTORS CONTINUING IN OFFICE

The identity and a brief biography of each continuing director is set forth below.

			Term	Director
Name	Age	Position with the Company	Expires	Since

Georgios Koutsolioutsos	39	Chairman of the Board of Director	2012	2006
Dale Ploughman	61	Chief Executive Officer and Director	2011	2008
Ioannis Tsigkounakis	42	Secretary and Director	2011	2006
Alexios Komninos	42	Director	2011	2006
Elias M. Culucundis	65	Director	2010	2006
Kostas Koutsoubelis	53	Director	2012	2008

Georgios Koutsolioutsos (Class C) has served as sole Chairman of our board of directors since May 20, 2008. From our inception to May 19, 2008, Mr. Koutsolioutsos served as our president and co-chairman of the board of directors. Mr. Koutsolioutsos has significant experience in the management and operations of public companies. He began his career at Folli Follie S.A. (ATSE: FOLLI) in 1992. Folli Follie is an international company with a multinational luxury goods brand and over three hundred points of sale (POS). Mr. Koutsolioutsos, who is currently the vice-president and an executive member of the board of directors, has assisted with the growth of Folli Follie to a market capitalization of over $1.1 billion with revenues of over $500 million in 2006. Additionally, in 1997, Folli Follie was listed on the Athens Stock Exchange following an initial public offering conducted under his management. Mr. Koutsolioutsos also has extensive knowledge of business operations in the Asian markets where, for more than a decade, Folli Follie has had a presence. Furthermore, since 2002, Folli Follie was among the first companies in mainland China to obtain a full retail license. In 1999, Mr. Koutsolioutsos became a member of the board of directors of Hellenic Duty Free Shops S.A. (“HDFS” (ATSE: HDF)) and subsequently, as of May 2006, became the chairman of the board of directors. HDFS is the exclusive duty-free operator in Greece, one of the top fifteen duty-free operators worldwide and has a market capitalization of approximately $1 billion. In 2003, Mr. Koutsolioutsos was awarded Manager of the Year in Greece. Mr. Georgios Koutsolioutsos received his B.Sc. in business and marketing from the University of Hartford, Connecticut. He is fluent in five languages.

Dale Ploughman (Class B) has served as a member of our board of directors and our chief executive officer since May 20, 2008. He has over 43 years of shipping industry experience. Since 1999, Mr. Ploughman has been the chairman of South African Marine Corporation (Pty) Ltd., a dry bulk shipping company based in South Africa and affiliate to members of the Restis family, and the chairman of the Bahamas Ship Owners Association. In addition, Mr. Ploughman has served as president, chief executive officer and a director of Golden Energy Marine Corp. since February 2005. Mr. Ploughman also serves as president and chief executive officer of numerous private shipping companies controlled by members of the Restis family. From 1989 to 1999, Mr. Ploughman was the president of Great White Fleet, a fleet owned by Chiquita Brands International Inc., which was one of the largest shipping carriers to and from Central America. Mr. Ploughman has previously worked as president and chief executive officer of Lauritzen Reefers A.S., a shipping company based in Denmark, the managing director of Dammers and Vander Hiede Shipping and Trading Inc., a shipping company based in the Netherlands, and as the chairman of Mackay Shipping, a shipping company based in New Zealand. He holds degrees in Business Administration and Personnel Management and Master’s level Sea Certificates and was educated at the Thames Nautical Training College, HMS Worcester.

Ioannis Tsigkounakis (Class B) has been our secretary and a member of our board of directors since our inception. Since 1992, he has been a practicing lawyer specializing in Shipping and Capital Markets law. In that capacity he has gained significant experience with respect to the negotiation of acquisitions and in all aspects of legal due diligence. In 1994, he joined the law firm of Vgenopoulos and Partners, one of the largest international practice firms in Greece. Mr. Tsigkounakis advises Greek issuers, brokers, investment firms and banking institutions on capital markets and investment banking matters. He has been involved in capital finance transactions, mergers and acquisitions, take-overs and buy-outs, both in Greece and abroad, including: (i) the acquisition through the Athens Exchange of a controlling interest in Proton Bank of Greece by IRF European Finance Investments Ltd., in May 2006, a company listed on the Alternative Investment Market of the London Stock Exchange (AIM), (ii) the public tender offer made by Laiki Bank Public Co. Ltd. of Cyprus to Egnatia Bank and Marfin Holdings of Greece, in September 2006, (iii) the acquisition of Links of London Ltd., in July 2006, and (iv) the issuance of a bond loan by HSBC, Alfa Bank, Piraeus Bank, BNP Paribas and National Bank of Greece, of $280 million for Folli Follie S.A., in June 2006. Since 2002, he has been a member of the board of directors of Aspropirgos Maritime Ltd., a company that owns a crude oil tanker owning and is a subsidiary of Paradise Tankers Corp., a large tanker carrier group with 2006 revenues of approximately $48 million. Between 2003 and 2004, he was also a non-executive member of the board of directors of Marfin Bank Private Fund, a fund with $225 million under management. He is currently an executive member of the board of directors of Hellenic Duty Free Shops, a company listed on the Athens Exchange (ATSE: HDF). Mr. Tsigkounakis received his law degree from the National University of Athens and a master’s degree (DEA) in International and Banking Law from the University of Pantheon, Sorbonne I, France. Since 2005, he has been a member of the Greek Legal Society of Banking and Capital Markets Law.

Alexios Komninos (Class B) has been a member of our board of directors since our inception and was our chief financial officer from our inception through November 16, 2008. Since 1991, he has been a major shareholder and chief operating officer of N. Komninos Securities SA, one of the oldest members of the Athens Stock Exchange and member of the Athens Derivatives Exchange, with total revenues of approximately $40 million in 2006. Mr. Komninos has extensive experience with respect to the review and assessment of companies’ financial positions as well as experience with respect to analysis of potential acquisitions. He has been involved in more than twenty successful initial public offerings and secondary offerings of companies listed on the Athens Stock Exchange, including Rokkas Energy S.A. (ATSE: ROKKA), a windmill parks company, Folli Follie S.A. (ATSE: FOLLI), a luxury goods company, Flexopack S.A. (ATSE: FLEXO), a packaging company, Eurobrokers S.A. (ATSE: EUBRK), an insurance broking company, and Edrasi S.A. (ATSE: EDRA), a specialized construction company. Mr. Komninos is primarily engaged in the business of securities portfolio management and currently manages a portfolio exceeding $450 million. Throughout 2004 and 2005, he was a financial adviser to Capital Maritime & Trading Corp., a holding company with revenues of approximately $188 million in 2004. Mr. Komninos also advises numerous other public companies in Greece on capital restructuring, mergers and acquisitions and buy-out projects. Mr. Komninos received his B.Sc. in economics from the University of Sussex in the United Kingdom and his M.Sc. in Shipping Trade and Finance from the City University Business School in London.

Elias M. Culucundis (Class A) has been a member of our board of directors since our inception. Mr. Culucundis has experience in the negotiation of acquisitions, as well as the oversight of due diligence. Since 2002, Mr. Culucundis has been a member of the board of directors of Folli Follie S.A. and since 2006 an executive member of the board of directors of Hellenic Duty Free Shops S.A. Since 1999, Mr. Culucundis has been president, chief executive officer and director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects the value of which exceeded $100 million as of the end of 2006. Additionally, from 1996 to 2000, he was a director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers with revenues of approximately $180 million in 2006. During this time, Mr. Culucundis was also a director of Point Clear Navigation Agency Ltd, a marine project company instrumental in opening the Chinese shipbuilding market to Greek shipping. Point Clear Navigation Agency Ltd. aided in technically and commercially structuring the first panamax bulk carrier and the first panamax tanker to be built in Shanghai, China that subsequently became the prototype for over 50 subsequent orders for Greek shipping. From 1981 to 1995, Mr. Culucundis was a director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical director and eventually ascended to the position of chief executive officer, overseeing a large fleet of panamax, aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of new vessels. From 1971 to 1980, Mr. Culucundis was a director and the chief executive officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. Off Shore Consultants Inc. was a pioneer in FPSO (Floating Production, Storage and Offloading vessel, “FPSO”) design and construction and responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of our fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of several industry organizations, including the Council of the Union of Greek Shipowners and American Bureau of Shipping. Mr. Culucundis is a fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

Kostas Koutsoubelis (Class C) has been a member of our board of directors since May 20, 2008. Mr. Kostas Koutsoubelis is the group financial director of the Restis group of companies and also the chairman of Golden Energy Marine Corp., a position he has held since 2005. Furthermore, he is a member of the board of the directors of the following public listed companies: FreeSeas Inc., Hellenic Seaways S.A., FG Europe, Imperio Argo Group A.M.E., IMAKO Media S.A., First Business Bank, South African Marine Corp. and Swissmarine Corporation Ltd. Mr. Koutsoubelis is also the vice president and treasurer of FreeSeas. Before joining the Restis group he served as head of shipping of Credit Lyonnais, Greece. After graduating from St. Louis University, St. Louis, Missouri, he held various positions in Mobil Oil Hellas S.A. and after his departure he joined International Reefer Services, S.A., a major shipping company, as financial director. In the past he has also served as director of Egnatia Securities S.A., a member of the Athens Stock Exchange, and Egnatia Mutual Fund S.A. He is a governor in the Propeller Club — Port of Piraeus and member of the Board of the Association of Banking and Financial Executives of Hellenic Shipping.

MANAGEMENT

Set forth below is certain information concerning our management:

Name	Age	Position with the Company

Georgios Koutsolioutsos	39	Chairman of the Board of Directors
Dale Ploughman	61	Chief Executive Officer
Christina Anagnostara	38	Chief Financial Officer
Ioannis Tsigkounakis	42	Secretary

Our executive officers, other than Messrs. Koutsolioutsos and Ploughman, are appointed annually by the board of directors and serve at the discretion of the board of directors. Each of Messrs. Koutsolioutsos and Ploughman serve as officers based on the terms of the Voting Agreement. See “Certain Relationships and Related Transactions — Voting Agreement.”

CORPORATE GOVERNANCE

Our business is managed under the direction of the board, in accordance with the Business Corporations Act of the Republic of the Marshall Islands and our Amended and Restated Articles of Incorporation and Amended and Restated By-laws. Members of the board are kept informed of our business through: (i) discussions with the chairman, chief executive officer and other members of our management team; (ii) the review of materials provided to directors; and (iii) participation in meetings of the board and its committees.

Board of Directors

Pursuant to our amended and restated by-laws, the board may change the number of directors to not less than one, not more than 13, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), failure of the shareholders to elect the entire class of directors to be elected at any election of directors or for any other reason may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board.

Pursuant to the terms of the Voting Agreement dated May 20, 2008 (the “Voting Agreement”) among us, our former chief executive officer and co-chairman of the board, Mr. Panagiotis Zafet, and our former chief operating officer and director, Mr. Simon Zafet, United Capital Investments Corp., Atrion Shipbuilding Corp., Comet Shipholding Inc. and Plaza Shipbuilding Corp. (collectively, the “Investors”) and Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis (Messrs. Koutsolioutsos, Komninos and Tsigkounakis are collectively referred to as the “Original Founders”), certain of our shareholders have agreed that the size of the board shall be set at 13 members. In addition, the Investors, on the one hand and the Original Founders on the other have agreed to vote certain of their respective shares in favor of (i) six directors nominated by the Investors; (ii) six directors nominated by the Original Founders; and (iii) one director jointly nominated by the Investors and the Original Founders. In addition, the Investors and the Original Founders have agreed that vacancies on the board shall also be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy. See “Certain Relationships and Related Transactions — Voting Agreement.”

Through the date of the Proxy Statement, the full board had held six meetings. In addition to meetings, the board and its committees reviewed and acted upon matters by unanimous written consent from time to time. Each director attended at least 75% of the meetings of the board. The board has not adopted any specific policy with respect to the attendance of directors at annual meetings of shareholders. This is our first annual meeting of shareholders since our initial public offering in September 2007.

Documents Establishing Our Corporate Governance

The board and our management have engaged in an ongoing review of our corporate governance practices in order to ensure full compliance with the applicable corporate governance rules of the Nasdaq and the SEC.

Our corporate charter and by-laws are the foundation of our corporate governance. We have also adopted a number of key documents that further shape our corporate governance, including:

•	A Code of Business Conduct and Ethics for all officers, directors and employees;

•	An Audit Committee Charter; and

•	A Nominating Committee Charter.

These documents and other important information on our corporate governance, are posted on our website, and may be viewed at http://www.SeanergyMaritime.com. We will also provide a paper copy of any of these documents upon the written request of a shareholder. Shareholders may direct their requests to the attention of our General Counsel by phone at +30 210 963 8461 or by mail 1-3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece, Attn: General Counsel.

Director Independence

Currently, one of our directors, Mr. Elias M. Culucundis is an independent director. We believe that six of the seven director nominees are “independent directors” within the listing requirements of Nasdaq, and upon them being elected directors, our board will have a majority of independent directors within the meaning of such rules. The board of directors has evaluated whether Mr. Elias M. Culucundis is an “independent director” within the meaning of the listing requirements of Nasdaq. The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, as further required by the Nasdaq requirements, the board of directors made a subjective determination as to Mr. Elias M. Culucundis that no relationships exist which, in the opinion of the board of directors, would interfere with the exercise of his independent judgment in carrying out the responsibilities of a director. In making this determination, the board of directors reviewed and discussed information provided by Mr. Elias M. Culucundis with regard to his business and personal activities as they may relate to the Company and the Company’s management. After reviewing the information presented to it, our board of directors has determined that Mr. Elias M. Culucundis is “independent” within the meaning of such rules. In addition, based on a review of the director questionnaires completed by each of the director nominees set forth in this Proxy Statement, the board of directors has made a preliminary determination that each of the director nominees, other than Ms. Christina Anagnostara, will be when elected to the board an “independent director” within the meaning of the listing requirements of Nasdaq. The board will make a formal determination following the Annual Meeting. Our independent directors will meet in executive session as often as necessary to fulfill their duties, but no less frequently than annually.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee, a nominating committee and a shipping committee. Our board of directors has adopted a charter for each of the audit and nominating committees and expects to adopt charters for the compensation and shipping committee following the Annual Meeting.

Audit Committee

The board of directors has adopted a written charter for the audit committee. Mr. Elias M. Culucundis is currently the sole member of our audit committee. After the Annual Meeting, we expect that Mr. Culucundis will resign from the audit committee and we expect to appoint each of Messrs. Dimitrios N. Panagiotopoulos, Lambros Papakonstantinou and George Tsimpis to the committee. The board of directors believes that each of these directors is “independent” as that term is defined in the Nasdaq listing requirements and the SEC’s rules and regulations and these directors are independent of management and free of any relationships that would interfere with their exercise of independent judgment as members of the audit committee. Additionally, the audit committee currently includes at least one member who has been determined by the board of directors to meet the qualifications of an “Audit Committee Financial Expert” in accordance with the SEC’s rules. As of the date of this Proxy Statement, Mr. Elias M. Culucundis has been determined to meet the qualifications of an “Audit Committee Finance Expert.” Following the Annual Meeting, the board of directors expects to designate Mr. Dimitrios N. Panagiotopoulos as our “Audit Committee Financial Expert.”

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the Nasdaq listing requirements and the SEC rules). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Our independent auditor reports directly to the audit committee. The audit committee, consistent with Sarbanes Oxley and the SEC’s rules adopted thereunder, will meet with management and the auditors prior to the filing of our periodic reports.

Compensation Committee

Following the Annual Meeting, the board of directors expects to adopt a written charter for the compensation committee. We expect to appoint each of Messrs. Kyriakos Dermatis, Lambros Papakonstantinou and George Taniskidis to this committee. The compensation committee reviews and approves the compensation of our executive officers.

Nominating Committee

The board of directors has adopted a written charter for the nominating committee. Mr. Elias M. Culucundis is currently the sole member of our nominating committee. We expect to appoint each of Messrs. Dimitrios N. Panagiotopoulos and George Tsimpis. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors, in conjunction with the terms of the Voting Agreement.

Shipping Committee

We have established, and caused our wholly owned subsidiary, Seanergy Maritime Holdings Corp. (“Seanergy Holdings”), to establish, a shipping committee. Although we have not adopted a written charter for the shipping committee, the responsibilities of the committee are set forth in the Voting Agreement. We expect to adopt a charter for the shipping committee following the Annual Meeting. The purpose of each shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. Transactions that involve the issuance of our securities or transactions that involve a related party, however, will not be delegated to the shipping committees but instead will be considered by the entire applicable board of directors. Each shipping committee is comprised of three directors. In accordance with the Voting Agreement, the Master Agreement dated as of May 20, 2008, by and among us, Seanergy Holdings, the several seller parties affiliated with members of the Restis family and the Investors (the “Master Agreement”) and the by-laws of Seanergy Holdings, two of the directors on the shipping committee are appointed by the Investors and one of the directors on the shipping committee is appointed by the Original Founders. The initial members of both shipping committees are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Investors’ nominees, and Mr. Elias M. Culucundis, who is the Original Founders’ nominee. Any vacancies on the shipping committees will be filled by the board with a nominee designated by the party that made the appointment of the person whose resignation or removal caused the vacancy.

In order to assure the continued existence of the shipping committees, our board of directors and the board of directors of Seanergy Holdings have agreed that the shipping committee may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less that 80% of the applicable board of directors. In addition, the duties and powers of Seanergy Holdings’ chief executive officer, which is currently Mr. Ploughman, may not be altered without a similar vote. These duties and powers include voting the shares of stock that Seanergy Holdings owns in its subsidiaries. The purpose of this provision is to ensure that Seanergy Holdings will cause each of its shipping-related subsidiaries to have a board of directors with members that are identical to the shipping committees. In addition to these agreements, Seanergy Holdings has amended certain provisions in its articles of incorporation and by-laws to incorporate these requirements. As a result of these various provisions, in general, all shipping-related decisions will be made by the Restis family appointees to our and Seanergy Holdings board of directors unless 80% of the board members vote to change the duties or composition of the applicable shipping committee.

Code of Conduct and Ethics

We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and the rules of the Nasdaq listing requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management of the Fleet

Our wholly owned subsidiary, Seanergy Holdings, outsources the commercial brokerage and management of our fleet to affiliates of members of the Restis family. The commercial brokerage of our fleet has been contracted out to Safbulk Pty, Ltd. (“Safbulk”) and the management of our fleet has been contracted out to Enterprise Shipping and Trading, S.A. (“EST”).

Brokerage Agreement

Under the terms of the Brokerage Agreement, dated as of May 20, 2008 (the “Brokerage Agreement”) entered into by Safbulk, as exclusive commercial broker, with Seanergy Management Corp. (“Seanergy Management”), Safbulk provides commercial brokerage services to Seanergy Holdings’ subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management, a wholly owned subsidiary of Seanergy Holdings that oversees the provision of certain services to the Seanergy Holdings’ group of vessel-owning subsidiaries. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The Brokerage Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

Management Agreement

Under the terms of the Management Agreement, dated as of May 20, 2008 (the “Management Agreement”) entered into by EST, as manager of all vessels owned by our subsidiaries, with Seanergy Management, EST performs certain duties that include general administrative and support services necessary for the operation and employment of all vessels owned by all our subsidiaries, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Seanergy Holdings’ instructions, sale and purchase of vessels.

Under the terms of the Management Agreement, EST is entitled to receive a daily fee of Euro 416.00 per vessel until December 21, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonised Indices of Consumer Prices All Items for Greece published by Eurostat from time to time. Such fee is payable monthly in advance on the first business day of each month.

The Management Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

The Charters

Seanergy Holdings’ relevant vessel-owning subsidiaries have entered into time charter parties for all six vessels with South African Marine Corporation S.A, a company associated with members of the Restis family (“SAMC”). Each charter party reflects rates for a one-year period from delivery of the applicable vessel as follows (inclusive of a total of 2.5% address and charter commission): (i) $30,000 per day for the African Oryx; (ii) $36,000 per day for the African Zebra; (iii) $60,000 per day for the Davakis G. (ex. Hull No. KA215); (iv) $60,000 per day for the Delos Ranger (ex. Hull No. KA216); (v) $65,000 per day for the Bremen Max; and (vi) $65,000 per day for the Hamburg Max.

EST, Safbulk and SAMC are each an affiliate of members of the Restis family.

Voting Agreement

Pursuant to the Voting Agreement, upon the execution of the Master Agreement, our board of directors was required to consist of seven persons, which number was required to be increased to 13 persons upon the occurrence of the Annual Meeting. Initially, the Investors and the Original Founders agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) three people named by the Investors to be elected to our board of directors, (ii) three people named by the Original Founders to be elected to our board of directors, and (iii) one person jointly selected by the Investors and the Original Founders to be elected to our board of directors. Upon the occurrence of this Annual Meeting and continuing until May 20, 2010, the Investors, on the one hand, and the Original Founders on the other agreed to increase the size of the board of directors and agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) six people named by the Investors to be elected to our board of directors, (ii) six people named by the Original Founders to be elected to our board of directors, and (iii) one person jointly selected by the Investors and the Original Founders to be elected to our board of directors.

The six members of our board of directors designated by each of the Investors and the Original Founders will be divided as equally as possible among Class A, Class B and Class C directors. The six members of our board of directors designated by each of the Investors, on the one hand, and the Original Founders, on the other hand, will include at least three “independent” directors, as defined in the rules of the SEC and the rules of any applicable stock exchange. Six of the director nominees listed herein meet such requirements.

Any director may be removed from office at any time, with or without cause, at the request of the shareholder group entitled to designate such director, and a director so removed shall be replaced by a nominee selected by the shareholder group entitled to designate such director. Vacancies on the board of directors shall also be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy.

In addition, pursuant to the Voting Agreement, our board of directors established a shipping committee consisting of three directors to consider and vote upon all matters involving shipping and vessel finance. The Voting Agreement requires that our board of directors appoint selected nominees as described above and that the board of directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal has caused the vacancy. See “Corporate Governance — Committees of the Board of Directors — Shipping Committee”.

With respect to our officers and the officers of Seanergy Holdings, the parties agreed that Dale Ploughman and Georgios Koutsolioutsos would serve as chief executive officer and chairman of the board of directors, respectively. If Mr. Ploughman is unable or unwilling to serve in such position, the Investors shall have the right to appoint his replacement.

Registration Rights

Pursuant to a Registration Rights Agreement, no later than thirty days from the effective date of the dissolution and liquidation of Seanergy, Seanergy Holdings is obligated to file a registration statement with the SEC registering the resale of the 5.5 million shares in the aggregate owned by Seanergy’s Original Founders and the Investors and the 16,016,667 shares of common stock underlying their private placement warrants. However, the 5.5 million shares will not be released from escrow before the first year anniversary of the consummation of the vessel acquisition. In addition, we have agreed to register for resale in such registration statement an aggregate of 6,568,075 shares of common stock, consisting of 4,308,075 shares of common stock issuable to the Investors if we achieve certain earnings targets and 2,260,000 shares of common stock issuable upon conversion of the $28,250,000 convertible promissory note issued by us in connection with the vessel acquisition.

The holders of such securities are also entitled to certain “piggy-back” registration rights on registration statements filed subsequent to such date. We will bear the expenses incurred in connection with any such registration statements, other than underwriting discounts and/or commissions.

Vgenopoulos and Partners

Ioannis Tsigkounakis, a member of our board of directors, is a partner of Vgenopoulos and Partners, which we retained in connection with certain matters relating to the vessel acquisitions and the drafting of the definitive agreement. We did not pay Mr. Tsigkounakis’ law firm any remuneration for the fiscal year ended December 31, 2007. During the current fiscal year through the date of this Proxy Statement, Seanergy has paid Mr. Tsigkounakis’ law firm $368,184.66. We anticipate continued retention of Mr. Tsigkounakis’ law firm for the near future.

PROPOSAL TWO — PROPOSAL TO RATIFY THE SELECTION
OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has selected KPMG Certified Auditors A.E. as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

Vote Required for Approval

Shareholder approval is not required for the appointment of KPMG Certified Auditors A.E., because the audit committee is responsible for selecting auditors. However, the appointment is being submitted for ratification by the shareholders at the Annual Meeting. No determination has been made as to what action the board of directors or the audit committee would take if shareholders do not approve the appointment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS

As permitted by the Securities Exchange Act of 1934, only one copy of this proxy statement is being delivered to shareholders residing at the same address, unless such shareholders have notified us of their desire to receive multiple copies of the proxy statement.

We will promptly deliver, upon oral or written request, a separate copy of the proxy statement or annual report to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to the Company’s General Counsel by phone at +30 210 963 8461 or by mail to 1 — 3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece, Attn: General Counsel.

Shareholders residing at the same address who currently receive only one copy of the proxy statement but desire to receive multiple copies, and shareholders residing at the same address who currently receive multiple copies of the proxy statement but desire to receive only one copy, may contact Company’s General Counsel by phone at +30 210 963 8461 or by mail to 1 — 3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece, Attn: General Counsel.

OTHER BUSINESS

The board of directors knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

By Order of the Board of Directors,

Ioannis Tsigkounakis,
Secretary

Athens, Greece
November 26, 2008

SEANERGY MARITIME CORP.
PROXY FOR ANNUAL MEETING
TO BE HELD ON DECEMBER 18, 2008
     The undersigned shareholder of Seanergy Maritime Corp., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), hereby acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement and hereby appoints Dale Ploughman and Ioannis Tsigkounakis or any of them, proxies and attorneys-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Shareholders of the Company to be held at 5:30 pm, local time at the Company’s executive offices at 1—3 Patriarchou Grigoriou, 16674 Glyfada, Athens, Greece on December 18, 2008, or at any adjournment or postponement thereof, and to vote, as designated below, all shares of common stock of the Company which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below.
The Board of Directors recommends that you vote “FOR” each proposal.
1.

Elect seven (7) Directors	1. Christina Anagnostara	2. Kyriakos Dermatis	3. Dimitrios N. Panagiotopoulos

	4. Alexander Papageorgiou	5. Lambros Papakonstantinou	6. George Taniskidis

7. George Tsimpis

☐	FOR all nominees listed above (except those whose names or numbers have been written on the line below).

☐	WITHHOLD AUTHORITY to vote for all nominees listed above.

2.	Proposal to ratify the appointment of KPMG Certified Auditors A.E. as the Company’s independent auditors.

☐ FOR	☐ AGAINST	☐ ABSTAIN
3.	To transact any other business as may properly be presented at the Annual Meeting or any adjournment or postponement thereof.
THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED “FOR” EACH PROPOSAL SPECIFICALLY IDENTIFIED ABOVE.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

Date: _____________, 2008

PLEASE DATE AND SIGN ABOVE exactly as name
appears at the left, indicating, where proper,
official position or representative capacity.
For stock held in joint tenancy, each joint
owner should sign.